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05010329

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Philodrill Corp.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME AUG 1 2 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 2579 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/10/05

The Philodrill Corporation

2004 Annual Report

Table of Contents

Financial Highlights

(In Thousands of Pesos)

	December 31		
	2004	2003	2002
		(As Restated)	(As Restated)
FOR THE YEAR			
Revenues from Petroleum Operations	**37,575**	21,853	30,194
Investment Income	**7,927**	21,120	31,623
Interest and Other Income	**13,018**	10,022	14,212
Net Loss	**283,218**	38,331	21,315
AS OF END OF YEAR			
Total Assets	**2,176,559**	2,602,539	2,613,672
Current Liabilities	**297,350**	450,778	353,592
Noncurrent Liabilities	**148,874**	34,468	56,657
Net Worth	**1,730,335**	2,115,293	2,158,174
Authorized Capital	**1,550,000**	1,550,000	1,550,000
Issued and Subscribed Capital	**1,534,944**	1,534,944	1,534,950

LETTER TO STOCKHOLDERS



DEAR FELLOW STOCKHOLDERS:

We are pleased to submit your company's Financial and Operations Report for the calendar year ended December 31, 2004.

Financial Performance

Your company's revenues improved by 10% from ₱53.0 million in 2003 to ₱58.5 million in 2004. The largest revenue component of ₱37.6 million was from our petroleum operations where a hefty 72% growth was posted on account of your company's increased revenue sharing interest following the withdrawal of the consortium's U.S.-owned partner and operator Alcorn coupled with the buoyant oil prices which prevailed during the year. After a three-month shutdown brought about by the closure of the refinery of Caltex Philippines, the consortium's sole buyer of crude, oil production resumed in January 2004 after a spot sales contract was negotiated with Pilipinas Shell Petroleum Corporation (PSPC). Following a series of crude shipments to PSPC between April and October 2004, the Service Contract (SC) 14 consortium entered into a one-year renewable crude oil sales agreement with PSPC in November 2004.

The increase in petroleum revenues was partly offset by the decline in equitized income from investments, which dropped from ₱21.1 million in 2003 to ₱7.9 million in 2004. The major factor for this decline was the lower equity share in the earnings of EDSA Properties Holdings Inc. (EPHI), which represents one of your company's major non-oil investments. As reported last year, your company failed to reach agreement with the Development Bank of the Philippines (DBP) regarding the extension of the final payment deadline on DBP's ₱84.5 million loan and interest. On January 23, 2004, DBP conducted an auction sale where the 201 million EPHI shares pledged as collateral for the loan were sold to the highest bidder. Due to the substantial reduction of your company's holdings in EPHI, our equity interest was reduced from 9.8% to 5.1%, giving rise to a corresponding reduction in the level of equitized earnings from EPHI.

Total costs and expenses for 2004 amounted to ₱341.3 million as compared with ₱91.2 million for 2003. Your company's normal expenses consisting of general and administrative expenses, interest, and share in petroleum operating costs actually posted a decline from ₱91.2 million in 2003 to ₱74.2 million in 2004. However, our 2004 operations were burdened by two relatively large loss items which formed part of the total costs for the year. As discussed in the preceding paragraph, your company had to give up a substantial portion of its EPHI holdings which were taken over and auctioned by DBP in settlement of our loan. Because the shares were sold at a price which was substantially lower than our carrying cost, a loss of ₱230 million was incurred. The other loss provision of ₱37.5 million represents your company's deferred exploration cost for the erstwhile GSEC 75 Central Luzon Project. We have decided to relinquish our participation in this project and in accordance with generally accepted accounting practice, we have thus written off all deferred costs associated with the project.

Due to the significantly higher level of costs and expenses in 2004, we regret to report that your company incurred a net loss of ₱283.2 million for the year. The loss was fully absorbed by retained earnings which still had a positive balance of ₱61.1 million as of end-2004.

Our total assets as of year-end 2004 stood at ₱2.18 billion, down by ₱426 million from last year's level. The carrying value of our investments declined by ₱411 million mainly due to two factors: the removal of the ₱312 million cost associated with the EPHI shares which were taken over by DBP, and the reversal of our ₱144 million share in EPHI's appraisal increment pertaining to those shares. These reductions were partly offset by a ₱42 million partial reversal of the valuation reserve on your company's listed investments due to the improvement in stock prices in 2004. Deferred oil exploration costs showed a net decrease of ₱22.4 million mainly on account of the ₱37.5 million write-off of the Central Luzon Project costs.

Total liabilities went down from ₱487.2 million as of end-2003 to ₱446.2 million by year-end 2004 primarily due to the settlement of the DBP loan. We previously mentioned in last year's report about your company's continuing efforts to lighten, if not eliminate, its existing debt burden through the sale of some of its non-oil assets, given a situation where existing and expected revenues would not be sufficient to cover both operational requirements and debt service. We wish to report that our efforts have thus far not yielded the desired results, possibly due to the persisting instability both on the political and economic fronts which continues to dampen the investment climate. However, we are cautiously optimistic that the situation could improve towards the latter part of 2005, which could open up some opportunities for your company.

PCIC is confident that the domestic financial market will benefit from the fiscal reforms and policies being implemented by the government aimed at developing a strong and stable financial system for the country. The latter part of 2004 saw the launching of some high-profile public offerings and the issuance of fresh corporate debt instruments in which PCIC participated. PCIC will continue to concentrate in providing financial services in areas where its competence has been amply demonstrated, such as securitization, short-term bridge financing and working capital generation.

Anglo Philippine Holdings Corporation (ANGLO) continues to maintain its equity investments in the EDSA Metro Rail Transit (MRT) Project, North Triangle Depot Commercial Corporation (NTDCC) and MRT Development Corporation (MRTDC). The MRT ridership averaged about 400,000 passengers in 2004. The contract terms for the line extension up to Caloocan City remains under negotiation with the government. The construction of the North Triangle commercial center is scheduled to commence in mid-2005.

ANGLO successfully liquefied its holdings of MRT Bonds in 2004 by selling these financial instruments to various qualified institutional buyers. ANGLO also divested its minority holdings in an offshore company involved in gaming and lottery in Eastern Europe. The bulk of the proceeds from these transactions were used to reduce substantially ANGLO's outstanding loan obligations.

Atlas Consolidated Mining and Development Corporation (ATLAS) continues to update and re-evaluate the feasibility study involving the proposed rehabilitation and reopening of its Toledo copper mine, in connection with the company's efforts to raise the needed funds from potential foreign equity and debt sources. The concerns of prospective investors about the legal aspect of their investments in the mining industry have been allayed by the landmark decision of the Philippine Supreme Court in December 2004 upholding the constitutionality of the Philippine Mining Act of 1995, which allows foreign investors to perform large-scale exploration, development, and utilization of the country's mineral resources.

SUMMARY AND OUTLOOK

Your company weathered another difficult year in 2004. The persisting liquidity problem and the heavy debt load coupled with the relatively low level of operating revenues continued to exert pressure on our bottom line operating result. We would have wanted to address this difficult situation as early as possible. However the prevailing uncertain political and economic climate continues to pose obstacles to the expeditious sale of some of our non-oil assets under favorable terms. We hope that 2005 would present better opportunities in this respect so that we could finally succeed in bringing down your company's debt level together with the corresponding principal payments and interest costs that continue to hobble our finances.

At present, our non-oil investments pose no cash drain to your company. On the contrary, some of these investments provide us with regular cash dividends. Under better circumstances, we might have wanted to retain these investments as a counterbalance to your company's higher risk oil exploration projects. Unfortunately, as discussed earlier, we are constrained to seriously consider the eventual sale of a portion of these assets to provide a much-needed financial relief to your company.

Together with our partners in the local oil exploration sector, we continue to look for suitable potential partners with the necessary technical and financial resources through which we could accelerate our efforts in the exploration and development of the various areas under our control with minimal or no expenditures on our part. As mentioned earlier, the impending farm-out and development of the Galoc field under SC 14 is expected to generate relatively sizeable revenues for your company in the near term. There are other farm-in proposals which we are presently evaluating involving the revival of formerly producing wells in offshore Palawan. Should these projects be eventually implemented successfully, your company stands to benefit from its potential share in the revenues to be generated.

We wish to take this opportunity once more to acknowledge and express our deep gratitude to the people who have always been the source of our courage, inspiration and guidance: our stockholders, directors, employees and associates, who, through good and difficult times have unselfishly given us their complete trust and confidence. We are confident that with your continued support and with the grace of our Lord, we would be able to reestablish the growth and profitability of your company in the near future.

ALFREDO C. RAMOS
Chairman and President

May 27, 2005

PETROLEUM PROJECTS

1.0 SERVICE CONTRACT NO. 14 (Nido, Tara, Matinloc, Galoc/West Linapacan)

Operations Review

The combined oil production from the Nido and Matinloc fields totaled 138,503 barrels in 2004, a slight decrease of 6.78% from the previous year's combined output of 148,582 barrels. The drop in production resulted from the suspension of production operations at the two fields starting in September 2003 due to the shutdown of refinery of Caltex Philippines, the sole contracted buyer of the Nido and Matinloc crudes. Alcorn Philippines, Inc. (Alcorn), the erstwhile block operator, subsequently negotiated a spot sale agreement with Pilipinas Shell Petroleum Corporation (PSPC) and the first shipment of approximately 13,500 barrels of Matinloc crude was made in April 2004. Production operations at the Nido field resumed in July 2004.

Both the Nido and Matinloc fields are currently being produced under a new one-year renewable crude sales agreement with PSPC which was signed last November 2004 with an indicative combined volume of 20,000 barrels per month.

2004 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	Total
January	0	9,040	9,040
February	0	5,224	5,224
March	0	0	0
April	0	3,472	3,472
May	0	9,372	9,372
June	0	5,497	5,497
July	12,834	7,304	20,138
August	0	4,314	4,314
September	13,400	8,845	22,245
October	25,881	157	26,038
November	0	3,717	3,717
December	22,995	6,451	29,446
Total	**75,110**	**63,393**	**138,503**

Alcorn's Withdrawal and Change in Operatorship

The withdrawal of Alcorn from the SC 14, SC 6 and SC 6B consortia and the transfer of its interests to the surviving members was finalized on June 30, 2004. The management of the consortium affairs was handled by the Management Committee composed of representatives of The Philodrill Corporation, Basic Consolidated, Inc. (Basic), Oriental Petroleum & Minerals Corporation and Nido Petroleum Limited (Nido Petroleum) until August 2004, when PHILODRILL was elected as operator of the SC 14, SC 6 and SC 6B consortia. Tri-Power Integrated Services, Inc., a group composed of former Alcorn personnel, was contracted by the consortium to run the day-to-day operations of the producing fields.

Following Alcorn's withdrawal and equity restructuring, PHILODRILL now has the following participating interests in the SC 14 and SC 6B blocks:

Area	Pre-Alcorn Withdrawal	Post-Alcorn Withdrawal
SC 14A (Nido Block)	20.317%	26.106%
SC 14B (Matinloc Block)	25.745	41.608
SC 14B-1 (North Matinloc)	9.748	17.850
SC 14C (W. Linapacan/Galoc Block)	20.100	25.588
SC 14D (Retention Block)	18.800	33.751
SC 6B (Bonita Block)	14.000	21.875

Farm-in Opportunities

In March 2004, a farm-in proposal was received from Commissioning Services International, Ltd. (CSI) for the SC 14A (Nido), SC 14B (Matinloc), SC 14C (West Linapacan), SC 14B-1 (North Matinloc), Tara, and Libro blocks. Their proposals involved, among others, the continued operation and possible enhancement of production from the producing areas, and the investigation, study and evaluation of the non-producing areas. Farm-in documents for the different areas were prepared and thoroughly reviewed. Majority of the consortium members, however, voted to reject CSI's farm-in offer into the Nido and Matinloc blocks. CSI is still pursuing its proposed farm-in into the North Matinloc, Tara, Libro and West Linapacan blocks. The consortium continues to evaluate the CSI farm-in proposals.

Parallel to the CSI farm-in interest, the SC14C – Galoc consortium received and evaluated a proposal from Team Oil Ltd. (Team Oil), Cape Energy Pty. Ltd. (Cape Energy) and Advanced Well Technologies for a possible farm-in into the block. Copies of the formal farm-in proposal documents have been forwarded to and reviewed by all Galoc consortium members. The farminees offered to undertake a phased development of the Galoc field. The field produced about 380,000 barrels during extended production tests conducted in 1988. With the majority of the members accepting the proposal, the farm-in documents were signed in September 2004.

Team Oil and Cape Energy have since teamed up with the Netherlands-based Vitol Group which agreed to underwrite US$ 40 million for the development of the Galoc Field. The Vitol Group is involved in commodity trading, with a focus on global oil marketing. The farminees project the commencement of production from the Galoc Field in late 2006.

Separate farm-in offers have been submitted by Basic, Alcorn Gold Resources Corporation (Alcorn Gold), and a group of former UNOCAL Sulu, Ltd. (UNOCAL) personnel for some of the areas being farmed out to CSI and Cape Energy/Team Oil. The merits of their respective proposals are being evaluated.

2.0 SERVICE CONTRACT NO. 6A (Octon)

As mentioned in last year's annual report, the Octon Consortium signed the Farmout Agreement (FOA) with Rock Oil International, Inc. (ROII) in February 2004 after both parties finally agreed on the "carried issue" with the adoption of the 1992 HEPCO formula which provides for 50% reduction of the net carried interest. The signed FOA obligated ROII to spud the first commitment well by June 2004.

Despite the delayed FOA, ROII completed its geological and geophysical studies on the block as early as June 2003 with highly encouraging results. Additional works and further studies have identified several prospective structures, eight of which were elevated to drillable status. ROII, however, requested for the deferment of its drilling commitment in view of certain technical and legal issues. Firstly, no drilling rig was readily available at the time ROII should have been drilling its committed well. Secondly, ROII reported that its principal investors decided to defer operations in the country pending resolution of legal issues concerning exploration in the Philippines by foreign companies. In view of these difficulties, the Department of Energy (DOE) granted ROII an extension of the drilling deadline until September 2004. Unfortunately, ROII still failed to drill its commitment well on the set deadline.

During a partners' meeting held on September 10, 2004, the SC6A consortium agreed that the farm-in agreement with ROII had lapsed and that the farmed out interest should automatically revert back to the consortium. With this development, PHILODRILL in its capacity as block operator started promoting the area. A group of former key Petronas personnel expressed interest in acquiring petroleum interests in the country, including the SC6A Block. Black Gold Energy and CSI have likewise expressed interests to farm-in into the Octon Block. PHILODRILL advised the potential farminees to formalize their farm-in proposals.

3.0 SERVICE CONTRACT NO. 6/6B (Cadlao/Bonita)

Exploration activities on SC6/6B remain suspended. The area, however, is included among the several petroleum blocks where CSI had expressed interest to farm-in. CSI proposes to conduct studies on the block's Meridian Prospect and to investigate the Bonita-1 prospect, a discovery well which flowed 1,100 BOPD during tests in 1989. CSI will also look into the possible staged-reactivation of the now idle Cadlao field. Alcorn Gold likewise expressed interest in putting the field back into production. Farm-in proposals from these companies are still being reviewed.

PHILODRILL is a non-paying party in SC 6 Cadlao Block, holding a 0.802702% revenue share in the gross proceeds from Cadlao field production. The company maintains a 21.875% interest on the SC 6B Bonita Block.

4.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

Block operator UNOCAL spudded the first of its back-to-back wells using the rig SEDCO 601 on June 20, 2004. Zebra-1 well, positioned at 1,858 feet water depth, was programmed to test a set of stacked, strong amplitude reflectors corresponding geologically to stacked Pliocene sands located on a broad four-way closure lying on the present day upper shelf slope.

The target formations were intersected close to prognosed depths. Electric log indications pointed to at least three zones of interests: a 15 feet section between 4,580 ft. and 4,599 ft., a possible 3 feet of gas charged sand unit from 5,179 ft. to 5,182 ft., and a possible 3 feet of gas at interval 5,432 ft. to 5,435 ft. Fair to good gas readings of up to C4 (butane) were recorded across some of the drilled sections. The well was drilled to a final depth of 6,070 feet. A final suite of wireline logs was successfully run and sidewall cores were taken. The rig was released on June 28, 2004 for the drilling of the second well. Drilling expenditures for the Zebra-1 well reached US$7.9 million.

After drilling the Zebra-1 well, UNOCAL spudded the Rhino-1 well on June 29, 2004. Water depth at location was 962 feet. On seismic, the Rhino Prospect was interpreted as an up thrown three-way closure against a large growth fault, one in a series of growth faults that step down into the basin. Primary objectives were upper to middle Miocene shelf clastics (sandstones interbedded with shales).

The well met its objective of encountering Late Miocene sands. Claystone and siltstone dominated the sections of the supposedly uppermost sand target horizon at interval 4,500 ft. to 4,517 ft. where several thin sandstone layers exhibited characteristically fair to good porosity. Sandstones increased in abundance from 4,945 ft. to 5,315 ft. with sand beds achieving thickness of up to 20 feet. Gas readings of up to C1 (methane) were recorded. The well penetrated the thickest sandstone from 7,773 ft. to 7,870 ft. (87 ft. thick). Resistivity logs, however, indicated a water-wet section.

The well reached its final depth of 8,070 ft. on July 11, 2004. As there were no indication of hydrocarbon saturation on the electric logs, the well was plugged and abandoned and the rig was released on July 13, 2004. Well cost reached a total of US$ 5.9 million.

The drilling of Zebra-1 and Rhino-1 wells demonstrated the existence of good quality reservoir within the targeted fault blocks, although the area possibly lacks a robust hydrocarbon charge system. A review of Zebra-1 data showed that the well had abundant good sands but very low gas saturation. On the other hand, the Rhino well data showed abundance of good quality sands (at best, 23% porosity). The same sands are found to be oil-bearing in the Malaysian sector of the basin. There appears to be weak seal over the Rhino feature and cross faults do not seem to seal either, and thus are suspected to have probably caused hydrocarbon leakage through time.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. During the consortium meeting held last January 10, 2005, UNOCAL informed the partners of its intent to withdraw from the service contract. Sandakan Oil LLC (OXY), BHP Billiton and Tran-Asia Oil & Energy Development Corp. also withdrew. The remaining members of the consortium have until April 10, 2005 to either opt for the three-year extension of the contract period or to relinquish the area. The group had negotiated with the DOE for a reduction in the service contract year 8 commitment consisting of one well to a geological and geophysical program. The new consortium voted Basic as the interim operator of the block.

5.0 GSEC NO. 75 (Central Luzon)

PHILODRILL negotiated an option agreement with Reliance Oil & Gas, Inc. (Reliance Oil), a Filipino registered corporation with UK funding, which earlier negotiated with PNOC-Energy Development Corporation (PNOC-EDC) for a farm-in into the block. Reliance Oil was farming-in to acquire 75% equity for the cost of two wells. PHILODRILL and its affiliated companies (Vulcan Industrial & Mining Corporation and Anglo Philippine Holdings Corporation) signed an option agreement with Reliance Oil to buy back a 10% equity interest in the block at various stages in the drilling of the two commitment wells.

However, the farm-out between PNOC-EDC and Reliance Oil did not push through. Consequently the option agreement between Reliance Oil and the Philodrill Group was cancelled. This development, coupled with largely unsuccessful exploration efforts in the area, eventually led to the company's decision to terminate its interest in the block .

6.0 GSEC NO. 98 (Onshore Mindoro)

The GSEC technically expired on September 23, 2003. However, the DOE granted the consortium a limited time extension to enable it to complete talks with PNOC-EDC which earlier indicated interest to farm-in into the block. The DOE likewise allowed PHILODRILL as operator to promote the block to other potential farminees.

Sen Hong Resources Ltd. (HK) (Sen Hong), a publicly listed company with operations in China and Indonesia, expressed interest to farm-in into the block. It currently operates the Limau field in South Sumatra, producing about 6,000 BOPD. Sen Hong is prepared to drill a well as a minimum work commitment. At this stage, no commercial terms have been put forward as talks between PHILODRILL and Sen Hong are still on the technical due diligence level.

The consortium is also in preliminary talks with LAXMI of Thailand and VAMEX of Vietnam involving a proposal where the present consortium will retain a 30% participating interest and will be carried free on the costs of geophysical and geological studies and in the first commitment well. However, the old consortium as represented by PHILODRILL, will share in the filing fee and signature bonus to be advanced by LAXMI. The DOE spearheads the negotiations among the interested parties that also include PNOC-Exploration Corporation.

7.0 SWAN Block (Northwest Palawan)

The consortium's application for a new GSEC was held in abeyance by the DOE which included the area under the coverage of the First Philippine Contracting Round. The new contracting scheme of the government only considers application for a full service contract with no less than a well drilling commitment.

The consortium agreed to continue exploring the area and has stepped up its efforts in promoting the area to prospective partners. A U.K.-based company, Sterling Energy PLC (Sterling) has expressed interest to participate with the consortium in submitting a joint bid for the areas under the SWAN Block. Negotiations with Sterling are ongoing for a 15% carried equity participation for the present consortium.

8.0 Southwest Palawan Block

GSEC 91, including its predecessor GSEC 64, covers this block. However, since Shell Philippines Exploration withdrew from all exploration activities in the Philippines, there has been no active interest in pursuing exploration activities in the block thus far.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2004, 2003 and 2002. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

SyCip Gorres Velayo & Co., the independent auditors appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

ALFREDO C. RAMOS
Chairman of the Board/Chief Executive Officer

AUGUSTO B. SUNICO
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

SGV & Co

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), PentaCapital Investment Corporation (PentaCapital) and PentaCapital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the financial statements under the equity method of accounting. The investments in EPHI, PentaCapital and Penta Holdings represent about 40% and 49% of the Company's total assets in 2004 and 2003, and the equity in their net earnings represent about 14%, 40% and 42% of total revenues in 2004, 2003 and 2002, respectively. The financial statements of EPHI and PentaCapital for 2003 and 2002 were audited by other auditors whose reports, have been furnished to us, and our opinion, insofar as they relate to the amounts included for EPHI and PentaCapital in 2003 and 2002 is based solely on the reports of other auditors. As more fully discussed in Note 7, the reports of the other auditors on the 2003 and 2002 financial statements of PentaCapital were qualified in part for the nonrecognition of losses on past due loan, receivables from customers and others, and investments, nonrecognition of revenues amounting to ₱37.0 million in 2003 and ₱7.0 million in 2002, and a direct charge to retained earnings of the reversal of allowance for probable losses of ₱2.5 million in 2002. The other auditors' reports on the 2003 and 2002 financial statements were also qualified for their inability to perform sufficient additional procedures on the 2003 and 2002 financial statements of Penta Holdings, an associate of PentaCapital.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to perform sufficient additional procedures on the 2004 financial information of EPHI and PentaCapital, and on the 2004, 2003 and 2002 financial information of Penta Holdings audited by other auditors and, we were unable to satisfy ourselves by means of other auditing procedures on the carrying amount of the Company's investments in Penta Holdings of ₱44.7 million in 2004 and ₱44.4 million in 2003, and the corresponding equity in net earnings of ₱0.3 million in 2004 and ₱0.1 million in 2003 and 2002.

For purposes of applying the equity method of accounting, the Company adjusted the 2003 and 2002 financial statements of PentaCapital to conform with generally accepted accounting principles. Accordingly, the adjustments to the qualifications mentioned in the first paragraph have been included in the financial statements of PentaCapital. The opinion of the other auditors, however, does not cover the restatement of those statements, to reflect the adjustments relative to the qualifications as discussed in the first paragraph.

In our opinion, based on our audits and the reports of other auditors, and except for the effects on the 2004, 2003 and 2002 financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures on the 2004 financial information of EPHI and PentaCapital, and on the 2004, 2003 and 2002 financial information of Penta Holdings as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities, and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

As discussed also in Note 2 to the financial statements, the Company has incurred recurring net losses. Also, as of December 31, 2004 and 2003, the Company's current liabilities exceeded its current assets by ₱275.2 million and ₱431.9 million, respectively. In addition, the Company had difficulty meeting its obligations to its creditor banks. These conditions, along with other matters as set forth in Note 2 to the financial statements, indicate the existence of an uncertainty which may cast doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Sycip Gorres Velayo & Co

Makati City
April 20, 2005

BALANCE SHEETS

	December 31	
	2004	2003 (As restated, see Note 3)
ASSETS		
Current Assets		
Cash	**₱ 3,286,916**	₱ 2,235,123
Receivables (Notes 4 and 5)	**13,139,906**	16,001,362
Crude oil inventory	**5,501,496**	–
Other current assets	**247,552**	613,382
Total Current Assets	**22,175,870**	18,849,867
Noncurrent Assets		
Property and equipment - net (Notes 2, 5, 6 and 10)	**296,512,043**	301,144,341
Investments - net (Notes 7, 9, 10 and 12)	**922,529,991**	1,333,567,126
Advances to related companies - net (Note 15)	**64,832,665**	67,971,724
Deferred oil exploration and development costs – net (Notes 2, 5 and 8)	**798,153,561**	820,540,256
Other noncurrent assets - net (Note 9)	**72,355,227**	60,465,331
Total Noncurrent Assets	**2,154,383,487**	2,583,688,778
TOTAL ASSETS	**₱ 2,176,559,357**	₱ 2,602,538,645
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Note 10)	**₱ 57,946,286**	₱ 258,346,160
Trade and other payables (Note 11)	**108,913,861**	125,767,441
Current portion of long-term debt (Note 12)	**123,813,325**	59,987,965
Dividends payable	**5,013,853**	5,013,853
Subscriptions payable	**1,662,742**	1,662,742
Total Current Liabilities	**297,350,067**	450,778,161
Noncurrent Liabilities		
Advances from related companies (Note 15)	**114,377,124**	36,467,691
Long-term debt - net of current portion (Note 12)	**34,497,218**	–
Total Noncurrent Liabilities	**148,874,342**	36,467,691
Stockholders' Equity		
Capital stock - ₱1 par value (Note 13)		
Authorized - 1.55 billion shares		
Issued	**1,482,066,842**	1,482,066,842
Subscribed	**52,877,174**	52,877,174
Subscriptions receivable	**(2,112,899)**	(2,112,899)
Share in associate's revaluation increment (Notes 7 and 13)	**294,860,608**	438,932,589
Unrealized losses on decline in market value of investments (Note 7)	**(158,419,567)**	(200,752,169)
Retained earnings (Notes 7 and 13)	**61,062,790**	344,281,256
Total Stockholders' Equity	**1,730,334,948**	2,115,292,793
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**₱ 2,176,559,357**	₱ 2,602,538,645

See accompanying Notes to Financial Statements.

STATEMENTS OF INCOME

		Years Ended December 31				
		2004		2003		2002
REVENUES						
Share in petroleum operations (Notes 2 and 5)	₱	**37,575,381**	₱	21,852,692	₱	30,193,810
Interest (Note 15)		**9,898,490**		8,891,167		10,735,655
Equity in net earnings of associates (Note 7)		**7,926,567**		21,120,465		31,622,647
Foreign exchange gains - net (Note 5)		**1,983,232**		–		–
Dividends		**535,665**		370,780		3,078,200
Miscellaneous		**600,293**		759,907		398,934
		58,519,628		52,995,011		76,029,246
COSTS AND EXPENSES						
Loss on disposal of shares of stock (Notes 7 and 10)		**229,629,714**		–		–
Provision for probable losses on deferred oil exploration and development costs (Note 8)		**37,528,646**		–		–
Interest and financing charges (Notes 2, 10, 11, 12 and 15)		**31,965,741**		49,056,082		33,825,754
Share in costs and operating expenses (Notes 5 and 16)		**28,034,642**		26,701,166		26,687,047
General and administrative expenses (Note 17)		**14,177,285**		13,557,653		24,908,144
Foreign exchange losses - net (Note 5)		**–**		1,913,916		1,485,664
Provision for decline in value of other investments (Note 7)		**–**		–		10,105,548
		341,336,028		91,228,817		97,012,157
LOSS BEFORE INCOME TAX		**282,816,400**		38,233,806		20,982,911
PROVISION FOR INCOME TAX (Note 19)		**402,066**		97,525		332,354
NET LOSS (Note 14)	₱	**283,218,466**	₱	38,331,331	₱	21,315,265
Loss Per Share (Note 14)	₱	**0.18451**	₱	0.02497	₱	0.01445

See accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2004, 2003 and 2002

	Capital Stock (Note 13)				Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable				
Balances at January 1, 2002, as previously reported	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱431,316,269	₱2,200,498,597
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–	–	(45,561,001)	–	–	(45,561,001)
Balances at January 1, 2002, as restated	1,279,962,408	254,988,034	(63,179,358)	(23,086,076)	440,257,989	(165,321,670)	431,316,269	2,154,937,596
Collection of subscriptions receivable	–	–	–	20,973,177	–	–	–	20,973,177
Sale of treasury stock	–	–	63,179,358	–	–	–	(27,388,417)	35,790,941
Decline in MV of marketable securities	–	–	–	–	–	(31,549,940)	–	(31,549,940)
Issuance of capital stock	202,106,538	(202,106,538)	–	–	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(662,700)	–	–	(662,700)
Net loss	–	–	–	–	–	–	(21,315,265)	(21,315,265)
Balances at December 31, 2002, as restated	₱1,482,068,946	₱52,881,496	₱ –	(₱2,112,899)	₱439,595,289	(₱196,871,610)	₱382,612,587	₱2,158,173,809
Balances at January 1, 2003, as previously reported	₱1,482,068,946	₱52,881,496	₱ –	(₱2,112,899)	₱484,844,431	(₱196,871,610)	₱382,612,587	₱2,203,422,951
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–	–	(45,249,142)	–	–	(45,249,142)
Balances at January 1, 2003, as restated	1,482,068,946	52,881,496	–	(2,112,899)	439,595,289	(196,871,610)	382,612,587	2,158,173,809
Adjustment on fractional shares	(2,104)	(4,322)	–	–	–	–	–	(6,426)
Decline in MV of marketable securities	–	–	–	–	–	(3,880,559)	–	(3,880,559)
Share in change in associate's revaluation increment	–	–	–	–	(662,700)	–	–	(662,700)
Net loss	–	–	–	–	–	–	(38,331,331)	(38,331,331)
Balances at December 31, 2003, as restated	₱1,482,066,842	₱52,877,174	₱ –	(₱2,112,899)	₱438,932,589	(₱200,752,169)	₱344,281,256	₱2,115,292,793
Balances at January 1, 2004, as previously reported	₱1,482,066,842	₱52,877,174	₱ –	(₱2,112,899)	₱483,869,872	(₱200,752,169)	₱344,281,256	₱2,160,230,076
Effect of change in accounting for deferred income tax by an associate (Note 7)	–	–	–	–	(44,937,283)	–	–	(44,937,283)
Balances at January 1, 2004, as restated	1,482,066,842	52,877,174	–	(2,112,899)	438,932,589	(200,752,169)	344,281,256	2,115,292,793
Recovery in MV of marketable securities	–	–	–	–	–	28,192,000	–	28,192,000
Share in change in associate's revaluation increment	–	–	–	–	(373,228)	–	–	(373,228)
Disposals of associate's shares (Notes 7 and 10)	–	–	–	–	(143,698,753)	14,140,602	–	(129,558,151)
Net loss	–	–	–	–	–	–	(283,218,466)	(283,218,466)
Balances at December 31, 2004	₱1,482,066,842	₱52,877,174	₱ –	(₱2,112,899)	₱294,860,608	(₱158,419,567)	₱61,062,790	₱1,730,334,948

See accompanying Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before income tax	**(₱ 282,816,400)**	(₱ 38,233,806)	(₱ 20,982,911)
Adjustments for:			
Loss on disposal of shares of stock (Note 7)	**229,629,714**	–	–
Provision for probable losses on deferred oil exploration and development costs (Note 8)	**37,528,646**	–	–
Interest and financing charges	**31,965,741**	49,056,082	33,825,754
Depletion and depreciation	**3,514,068**	3,546,555	4,404,801
Unrealized foreign exchange losses (gains)	**(1,983,232)**	2,122,187	1,491,869
Equity in net earnings of associates (Note 7)	**(7,926,567)**	(21,120,465)	(31,622,647)
Interest income	**(9,898,490)**	(8,891,167)	(10,735,655)
Provision for doubtful accounts	**–**	–	9,292,397
Operating income (loss) before working capital changes	**13,480**	(13,520,614)	(14,326,392)
Decrease (increase) in:			
Receivables	**5,259,722**	9,484,120	(5,136,725)
Crude oil inventory	**(5,501,496)**	–	847,064
Other current assets	**365,830**	21,562	–
Increase in trade and other payables	**6,254,646**	26,695,847	15,224,119
Net cash generated from (used in) operations	**6,392,182**	22,680,915	(3,391,934)
Interest received	**7,087**	9,190	15,107
Interest and financing charges paid	**(15,642,337)**	(15,761,681)	(49,205,678)
Income taxes paid	**(402,066)**	(413,173)	(332,354)
Net cash from (used in) operating activities	**(9,645,134)**	6,515,251	(52,914,859)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	**5,038,183**	3,801,581	33,097,912
Share in movements of wells, platforms and other facilities	**4,850,513**	5,813,412	–
Reductions in (additions to):			
Other property and equipment	**(3,732,283)**	(4,745,273)	(14,464,724)
Deferred oil exploration and development costs	**(19,493,535)**	(6,714,854)	(2,684,881)
Advances to related companies	**(682,411)**	(1,307,587)	(5,637,084)
Other noncurrent assets	**(1,998,493)**	(2,202,119)	2,339,840
Investments	**–**	–	(675,307)
Net cash from (used in) investing activities	**(16,018,026)**	(5,354,840)	11,975,756
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Loan availment	**20,000,000**	–	–
Advances from related companies	**7,257,453**	–	–
Sale of treasury stock	**–**	–	35,790,941
Subscriptions receivable	**–**	–	20,973,177
Payments of:			
Loans payable	**(542,500)**	(1,702)	(15,131,478)
Long-term debt	**–**	(57,500)	–
Dividends payable	**–**	–	139,356
Adjustments on fractional shares	**–**	(6,426)	–
Net cash from (used in) financing activities	**26,714,953**	(65,628)	41,771,996
NET INCREASE IN CASH	**1,051,793**	1,094,783	832,893
CASH AT BEGINNING OF YEAR	**2,235,123**	1,140,340	307,447
CASH AT END OF YEAR	**₱ 3,286,916**	₱ 2,235,123	₱ 1,140,340

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The Philodrill Corporation (the Company) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969 as an oil exploration and production company. It is also an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engaged in real estate and the others in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding business segments as of and for the years ended December 31, 2004 and 2003 is presented in Note 7.

The Company's average number of employees was 27 in 2004 and 28 in 2003.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 were authorized for issue by the Board of Directors on April 20, 2005.

2. Status of Operations

Petroleum Operations

The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.

The Company's participating interests in the different SCs and GSECs as of December 31, 2004 and 2003 follow:

	Participating Interest (in percentage)	
	2004	2003
SC 6 (Northwest Palawan)		
Cadlao Block	**0.803**	0.803
Block A (Octon)	**43.330**	43.330
Block B (Bonita)	**21.875**	14.000
SC 14 (Northwest Palawan)		
Block A (Nido)	**26.106**	20.317
Block B (Matinloc)	**41.608**	25.745
Block B-1 (North Matinloc)	**17.850**	9.748
Block C (West Linapacan)	**25.588**	20.100
Block D (Retention Block)	**33.751**	18.800
Tara Block	**22.500**	22.500
SC 41 (Sulu Sea)	**2.322**	2.322
GSEC 98 (Onshore Mindoro)	**79.455**	79.455
SW Palawan	**1.950**	1.950
SWAN Block (Northwest Palawan)	**32.975**	32.975

SC 6 BLOCK A

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium. However, due to the unavailability of a drilling rig, ROII requested for the deferment of its drilling commitment. ROII also reported that its principal investors have decided to defer operations in the Philippines pending resolution of certain legal issues concerning exploration activities in the country by foreign companies. In view of the technical and legal problems facing ROII, the DOE extended the deadline until September 2004. Following the failure of ROII to drill its commitment well on the agreed deadline, the consortium agreed that the Farm-out Agreement with ROII had lapsed and the farmed out interest automatically reverted back to the consortium. With this development, the Company in its capacity as block operator, had started promoting the area.

The consortium has received an offer from Commisioning Services International, Inc. (CSI) to farm-in to the various blocks of SC 6 Cadlao and SC 6B Bonita. The proposal involves the possible reactivation of the Cadlao field production and geological and geophysical programs for the exploration potential of block SC 6B Bonita.

SC 6 BLOCK B

Production and exploration activities on SC 6B remain suspended. Farm-in proposals from CSI and another company are still being reviewed.

SC 14

The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI). However starting May 2004, operatorship of SC 14 was transferred to the Company. Crude Oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion. However, small scale production continue in the other areas of SC 14.

Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of the Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreements (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area.

In 1981, the Galoc oil and gas discovery was made in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested to have oil and gas reserves. In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the oilfield should it prove to be economically feasible. The agreement provided that the foreign company pay for the cost of the study and an option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement. The results of the study showed that the Galoc Oilfield has recoverable reserves conservatively estimated at 23 million barrels. However, the foreign company concluded that with such reserves, the development of the field will not yield its desired economic margin; hence, it opted not to exercise its farm-in option.

In August 2003, the consortium's crude oil sales agreement with its sole customer expired and was not renewed. Accordingly, the consortium did not have any crude oil sales from such date up to December 31, 2003. On February 4, 2004, APPI entered into a crude oil sales agreement with Pilipinas Shell Petroleum Corporation for the spot sale of crude oil produced and saved from the Nido and Matinloc Oilfields of approximately 54,000 barrels at prices defined in the sales agreement. In November 2004, the consortium entered into a one-year extension of the crude sales agreement renewable for another year at the option of the buyer.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc. (Alcorn), Altisima Energy, Inc. and APPI (collectively, the "Seller") entered into an Option Agreement (Agreement) with Basic Petroleum & Minerals Corp. (Basic), Oriental Petroleum & Minerals Corp. (Oriental), Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty. Ltd. (Nido), Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. (Trans-Asia) and the Company (collectively, the "Buyer"). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6B and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets, (b) contracts, data, information and related materials, (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables, (d) crude oil held or saved in the production facility after the Effective Date, and (e) the jointly contributed operating expense fund and contingency fund (collectively, the "Interests") incident to its ownership and operation of the Service Contracts.

The significant terms of the Agreement follow:

1. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the Service Contracts and respective Joint Operating Agreements (JOAs);
2. Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to Closing on April 30, 2004; and,

3. At any time prior to Closing, Buyer, but not Seller, may, in its sole and absolute discretion, notify Seller that it does not intend to acquire the Interests, in which case the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, Seller will transfer the Interests to Buyer at Closing pursuant to a mutually acceptable Purchase and Sale Agreement that will include the following significant terms and conditions, among others:
   a. All Interests will be conveyed on an "as is, where is" basis and Buyer will assume all rights, responsibilities and obligations in connection with such Interests as more fully described in the Agreement, including but not limited to, the obligation to plug and abandon the wells, platforms and other offshore facilities;
   b. The Effective Date of the transfer shall be February 1, 2004 and the Closing Date shall be on April 30, 2004; and
   c. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

Alcorn's withdrawal from the SC 14 and SC 6B consortia and the transfer of its interests to the surviving members was finally completed on June 30, 2004. The management of the consortium affairs is now being handled by the Management Committee which is composed of representatives of the Company, Basic, Oriental and Nido. Following Alcorn's withdrawal and equity restructuring, the Company's participating interest in the SC 14 and SC 6B blocks increased.

A core group of former Alcorn employees has been contracted to handle the technical operations of the producing fields under the supervision of the Company as lead operator.

In March 2004, a farm-in proposal was received from CSI for the SC 14A (Nido), SC 14B (Matinloc), SC 14C (West Linapacan), SC 14B-1 (North Matinloc), Tara, and Libro blocks. CSI's proposal involved, among others, the continued operation and possible enhancement of production from the producing areas, and the investigation, study and evaluation of the non-producing areas. Farm-in proposal from CSI is still being reviewed by the consortium members.

Parallel to the CSI farm-in interest, the SC 14C - Galoc consortium approved the farm-in proposal from Team Oil, Cape Energy and Advanced Well Technologies in September 2004.

SC 41
In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. However, during the consortium meeting held last January 10, 2005, Unocal informed the partners of its intent to drop out of the service contract. Unocal's appreciation of the last two wells drilled, which yielded generally negative results, prompted this decision. Sandakan Oil, BHP Billiton and TransAsia have also withdrawn, leaving a small all-Filipino consortium. The remaining members of the consortium have until April 10, 2005 to either opt for the three-year extension of the contract period or to relinquish the area. The new consortium has negotiated with the DOE for a reduction in the Service Contract Year 8 commitment well to one of a geological and geophysical program. The new consortium voted Philex Mining Corporation as the interim operator of the block.

GSEC 98
The Company is currently applying for the extension of GSEC 98, which expired on September 23, 2003, with the DOE. However, the DOE granted the consortium a limited time extension to enable it to complete talks with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC) which earlier indicated interest to farm-in into the block. The DOE likewise allowed the Company to seek other farminees.

GSEC 75
The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as a 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Company made a provision for probable losses on the deferred exploration and development costs related to GSEC 75 amounting to ₱37.5 million.

SWAN Block
On October 23, 1995, the members of the consortium of GSEC 65, 67 and 71 agreed to consolidate their respective contracts into one GSEC, otherwise known as GSEC 83. The consolidated GSEC provides for the designation of the contract areas as Blocks A (GSEC No. 65), B (GSEC No. 67) and C (GSEC No. 71), and amended the minimum work expenditure obligations of the contractors under the relinquished GSECs. Subsequently, amendments to the respective Joint Operating Agreements were finalized in an Agreement for Cooperation Among Joint Operators. GSEC 83 expired in June 1998. The consortium, which is now led by the Company, as operator, pursued another GSEC application. GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company, upon its request to the DOE, was allowed in 1999 to downgrade the GSEC application into a Non-exclusive Geographical Permit (NGP) that would grant

the consortium a non-exclusive right to survey the surrounding premises covered by the contact area. The NGP ran until March 15, 2001. In April 2001, a GSEC application has been submitted by the Company to the DOE, together with the full payment of all application and processing fees, awaiting approval. The consortium's application for a new GSEC was held in abeyance by the DOE which included the area under the coverage of the First Philippine Contracting Round. The new contracting scheme of the government only considers application for a full service contract with no less than a well drilling commitment.

The consortium agreed to continue exploring the area and has stepped up its efforts in promoting the area to prospective partners.

The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area and the other areas under SC 14, as well as the ability of the consortium to mature certain prospects in the other contract areas.

Debt Servicing

The Company has incurred recurring losses. Also, as of December 31, 2004 and 2003, the Company's current liabilities exceeded its current assets by ₱275.2 million and ₱431.9 million, respectively. However, a portion of the "Investments - net" account in the balance sheets, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of ₱174.6 million as of December 31, 2004.

As more fully discussed in Notes 10 and 12, the Company failed to pay certain maturing principal loan balances and interests to its creditor banks. In 2004, the Company was successful in the restructuring of its loans with two creditor banks. The Company is continuously negotiating with the other creditor bank for the restructuring of its loans.

The ultimate outcome of the foregoing matters cannot be presently determined. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost basis, except for (a) crude oil inventory which is stated at market and (b) investments accounted for under the equity method, which included the Company's share in the revaluation increment of an associate.

Basis of Financial Statements

The accompanying financial statements include the Company's share in the assets, liabilities, revenues and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Changes in Accounting Policies

On January 1, 2004, the Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS):

- SFAS 17/IAS 17, *Leases,* which resulted in the recognition of lease payments under noncancellable operating leases on a straight-line basis. Previously, lease payments under operating leases were expensed on the basis of the terms of the lease agreements. The adoption of SFAS 17/IAS 17 had no material impact on the Company's financial position and results of operations.
- SFAS 12/AS 12, *Income Taxes,* which resulted in the Company's recognition of its share in the deferred income tax liability of an associate arising from the revaluation increment of the associate's land and land improvements. The change in policy was reflected in the financial statements on a retroactive basis. Investment in associates and share in associate's revaluation increment accounts decreased by ₱44.9 million and ₱45.2 million as of January 1, 2004 and 2003.

New and Revised Accounting Standards Effective in 2005

New and revised accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS), or Philippine Financial Reporting Standards (PFRS), respectively, will become effective in 2005. The Company will adopt the following relevant new standards effective January 1, 2005:

- PAS 19, *Employee Benefits,* will result in the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires the Company to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. The Company will update its actuarial valuations in 2005 to determine the impact of adopting PAS 19. Adoption of this standard is expected to result in the recognition of a liability and a charge against retained earnings representing the difference between the defined benefit obligation and the fair value of the plan assets, among others.

- PAS 21, *The Effects of Changes in Foreign Exchange Rates,* will result in the elimination of the capitalization of foreign exchange losses. The standard further requires the Company to determine its functional currency and measure its results of operations and financial position in that currency and translate these into Philippine pesos in accordance with procedures applied in the standard. Under PAS 21, the Company's functional currency is United States dollars. The change in the Company's functional currency from Philippine peso to US dollar is not expected to negatively affect the Company's stockholders' equity.

- PAS 32, *Financial Instruments: Disclosure and Presentation,* covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the Company, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the Company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Required disclosures and presentation, as applicable, will be included in the 2005 financial statements.

- PAS 39, *Financial Instruments:* Recognition and Measurement, establishes the accounting and reporting standards for recognizing, measuring, and disclosing information about the Company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the Company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

  PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. The Company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

  Adoption of PAS 39 is expected to have operational and financial statement impact to the Company which is not presently quantifiable. Volatility in the financial statements is anticipated because of the requirement to fair value most financial instruments, including derivative financial instruments, if any. The Company plans to undertake certain detailed activities in 2005, which include, among others, the following:

  1. Review of contracts for the purpose of identifying and, where required, bifurcating derivatives that are embedded in both financial and non-financial contracts;
  2. Development of a financial instruments policy that will cover accounting for financial instruments, to include the preparation of hedge accounting guidelines and requirements for derivatives that are designated and qualify as hedges;
  3. Evaluation of the proper classification of financial instruments, including determining whether a financial instrument should be accounted for as debt or equity; and
  4. Assessment of required process and systems changes.

  In 2005, the impact of adopting PAS 39 will be retroactively computed, as applicable, and adjusted to the January 1, 2005 retained earnings. Prior years' financial statements, as allowed by the SEC, will not be restated.

- PFRS 3, *Business Combination,* which will result in the cessation of the amortization of goodwill and a requirement for an annual test for goodwill impairment. Any resulting negative goodwill after performing reassessment will be credited to income. Moreover, pooling of interests in accounting for business combination will no longer be permitted.

The Company will also adopt in 2005 the following revised standards:

- PAS 1, *Presentation of Financial Statements,* provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments management has made in the process of applying the entity's accounting policies.

- PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors,* removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omissions or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting errors.

- PAS 10, *Events After the Balance Sheet Date,* provides a limited clarification of the accounting for dividends declared after the balance sheet date.

- PAS 16, *Property, Plant and Equipment,* provides additional guidance and clarification on the recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The standard also provides that the cost of an item of property and equipment includes costs of dismantlement, removal or restoration, the obligation for which an entity incurs when it installs or uses the assets. Under the Company's service contract agreements, the Company may have a constructive obligation to plug the wells, platforms and other facilities at the end of their useful lives. If it is eventually determined that it is liable for such costs, adoption of PAS 16 would result in an increase in the net book value of wells, platforms and other facilities and recognition of the related dismantlement or restoration liability.

- PAS 17, *Leases,* provides a limited revision to clarify the classification of a lease of land and buildings and prohibits expensing of initial direct costs in the financial statements of the lessors.

- PAS 24, *Related Party Disclosures,* provides additional guidance and clarity in the scope of the standard, including the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

- PAS 28, *Investments in Associates,* reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 31, *Interests in Joint Ventures,* reduces the alternatives in accounting for interests in joint ventures in consolidated financial statements and in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. The equity method of accounting will no longer be allowed in the separate financial statements.

- PAS 33, *Earnings Per Share,* prescribes principles for the determination and presentation of earnings per share for entities with publicly traded shares, entities in the process of issuing ordinary shares to the public, and any entities that calculate and disclose earnings per share. The standard also provides additional guidance in computing earnings per share including the effects of mandatorily convertible instruments and contingently issuable shares, among others.

- PAS 36, *Impairment of Assets,* establishes frequency of impairment testing for certain intangibles and provides additional guidance on the measurement of an asset's value in use.

Except for PAS 16, the Company does not expect that the adoption of the above standards will have a material impact on the Company's financial statements. Additional disclosures required by the new standards will be included in the Company's financial statements, where applicable.

New Accounting Standard Effective 2006

The Company will adopt IFRS 6, *Exploration for and Evaluation of Mineral Properties,* starting January 1, 2006. Under the standard, companies are allowed to follow its existing accounting treatment for exploration and evaluation assets. However, the standard also requires that exploration and evaluation assets be classified to tangible (as property and equipment) and intangible assets according to their nature and treated as a separate class within the prescribed classification. IFRS 6 also provides for situations where an impairment test in accordance with PAS 36, *Impairment of Assets,* may be required.

Cash

Cash consists of cash on hand and in banks.

Receivables

Receivables are stated at face value less allowance for doubtful accounts if any. A provision for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and any impairment in value. The initial cost of property and equipment other than wells, platforms and other facilities comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited or charged to income.

Marketable Securities

Investments in marketable securities, shown as part of the "Investments - net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recovery in market value, as long as this does not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and against unrealized losses on decline in market value of investments for noncurrent marketable securities.

Investments

Associates

The Company's investments in its associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of the net assets of the associate, less any impairment in value. The statements of income reflect the Company's share of the results of operations of the associates. The Company's investments in associates include goodwill (net of accumulated amortization and impairment loss) on acquisition, which is treated in accordance with the policy for goodwill. Dividends received are deducted from the carrying value of the investment. The Company's share in the associates' net earnings or losses is adjusted for the amortization and impairment of the related goodwill.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

The following investments in associates are accounted for using the equity method:

	Percentage of Ownership	
	2004	2003
PentaCapital Investments Corporation (PentaCapital)	**40.00**	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	**13.21**	15.00
EDSA Properties Holdings Inc. (EPHI)	**5.08**	9.02

Other investments

Other investments are valued at cost, net of allowance for any substantial and presumably permanent decline in value.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets of associates at the dates of acquisition. With respect to an investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is stated at cost less accumulated amortization and any impairment in value. Goodwill is amortized on a straight-line basis over its useful economic life of up to a presumed maximum of 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Assets
Property and equipment, investments, deferred oil exploration and development costs and other noncurrent assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Any impairment loss is recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for that asset in prior years.

Provisions
Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (c) a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and advances to related companies is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividends
Dividend income is recognized when the right to receive the payment is established.

Rental income
Rental income is recognized when earned based on the lease terms.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax (MCIT) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

4. Receivables

		2004		2003
Accounts with contract operator (see Note 5)	₱	**12,605,009**	₱	15,489,926
Advances to officers and employees		**534,897**		511,436
	₱	**13,139,906**	₱	16,001,362

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

5. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related income and expenses of the venture, which are included in the financial statements are as follows:

		2004		2003
Current assets:				
Receivables	₱	**12,605,009**	₱	15,489,926
Noncurrent assets:				
Property and equipment - net				
Wells, platform and other facilities		**583,407,178**		584,586,368
Less accumulated depletion		**(289,517,895)**		(287,878,784)
		293,889,283		296,707,584
Deferred oil exploration and development costs		**798,153,561**		820,540,256
Other noncurrent assets		**16,713,202**		14,390,186
		1,108,756,046		1,131,638,026
	₱	**1,121,361,055**	₱	1,147,127,952
Current liabilities:				
Trade and other payables	₱	**70,412,443**	₱	69,538,154

		2004		2003		2002
Revenues:						
Share in petroleum operations	₱	**37,575,381**	₱	21,852,692	₱	30,193,810
Foreign exchange gain (losses) - net		**(55,521)**		1,377,223		506,372
		37,519,860		23,229,915		30,700,182
Share in cost and operating expenses:						
Costs of petroleum operations						
Production costs		**26,395,530**		25,241,732		24,433,400
Depletion		**1,639,111**		1,459,434		2,253,647
		28,034,641		26,701,166		26,687,047
	₱	**9,485,219**	(₱	3,471,251)	₱	4,013,135

6. Property and Equipment

	Wells, Platforms and Other Facilities: SC14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	Wells, Platforms and Other Facilities: SC 14 Block A, B, and B-1	Office Condominium Units and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	**2004 Total**	2003 Total
Cost							
Balance at beginning of year	₱ 295,991,028	₱ 288,595,340	₱ 14,009,422	₱ 6,852,131	₱ 10,005,708	**₱ 615,453,629**	₱ 616,521,768
Additions	3,321,864	349,459	–	–	60,960	**3,732,283**	4,745,273
Reclassifications and others	(4,850,513)	–	–	–	–	**(4,850,513)**	(5,813,412)
Balance at end of year	294,462,379	288,944,799	14,009,422	6,852,131	10,066,668	**614,335,399**	615,453,629
Accumulated depletion and depreciation							
Balance at beginning of year	12,285,641	275,593,143	11,196,880	5,586,381	9,647,243	**314,309,288**	310,762,733
Depletion and depreciation	–	1,639,111	700,471	845,750	328,736	**3,514,068**	3,546,555
Balance at end of year	12,285,641	277,232,254	11,897,351	6,432,131	9,975,979	**317,823,356**	314,309,288
Net book values	₱ 282,176,738	₱ 11,712,545	₱ 2,112,071	₱ 420,000	₱ 90,689	**₱ 296,512,043**	₱ 301,144,341

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion and depreciation charged to operations amounted to ₱3.5 million in 2004 and 2003, and ₱4.4 million in 2002.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱3.3 million in 2004, ₱4.3 million in 2003 and ₱5.0 million in 2002.

7. Investments

		2004		2003
Investments in associates - at equity	₱	**866,657,249**	₱	1,282,535,904
Marketable securities - at lower of aggregate cost or market value				
Cost		**204,092,302**		241,583,384
Less allowance for decline in market value		**158,419,567**		200,752,169
		45,672,735		40,831,215
Other investments - Camp John Hay Golf Club, Inc. (17 shares):				
Cost		**20,305,555**		20,305,555
Less allowance for decline in value		**10,105,548**		10,105,548
		10,200,007		10,200,007
	₱	**922,529,991**	₱	1,333,567,126

The details of marketable securities are as follows:

	2004		2003	
	Cost	**Market Value**	Cost	Market Value
Atlas Consolidated Mining and Development Corporation	**₱101,061,306**	**₱12,024,678**	₱101,061,306	₱ 2,998,361
Anglo Philippine Holdings Corporation (APHC) - A	**49,095,645**	**15,460,940**	49,095,645	7,979,840
Vulcan Industrial & Mining Corporation (VIMC) - A	**16,061,971**	**2,117,434**	16,061,971	2,179,712
United Paragon Mining Corporation (UPMC) - A	**12,803,152**	**1,363,243**	12,803,152	719,489
Fil-Estate Land, Inc.	**10,423,888**	**2,800,872**	10,423,888	881,756
South China Resources, Inc.	**2,775,235**	**489,205**	2,775,235	578,151
EPHI	**–**	**–**	37,491,082	14,140,602
Others	**11,871,105**	**11,416,363**	11,871,105	11,353,304
	₱204,092,302	**₱45,672,735**	₱241,583,384	₱40,831,215

As of December 31, 2004 and 2003, the marketable securities are carried at their aggregate market value which are lower than their aggregate cost of ₱204.1 million and ₱241.6 million, respectively. The gross unrealized losses on decline in market value of marketable securities in 2004 and 2003 amounted to ₱158.4 million and ₱200.8 million, respectively.

The details of investments carried under the equity method follow:

	2004	2003
Acquisition cost:		
EPHI	**₱285,545,486**	₱506,944,714
PentaCapital	**158,648,939**	158,648,939
Penta Holdings	**30,000,000**	30,000,000
	474,194,425	695,593,653
Accumulated equity in net earnings:		
Balance at beginning of year	**148,009,662**	130,690,778
Equity in net earnings for the year - including goodwill amortization of ₱3,078,528 in 2004 and ₱5,974,086 in 2003	**7,926,567**	21,120,465
Accumulated equity on disposed EPHI shares	**(53,295,830)**	–
Dividends received	**(5,038,183)**	(3,801,581)
Balance at end of year	**97,602,216**	148,009,662
Share in EPHI's revaluation increment on land and land improvements:		
Balance at beginning of year, as previously reported	**483,869,872**	484,844,831
Effect of change in accounting for deferred income tax by EPHI (see Note 3)	**(44,937,283)**	(45,249,142)
Balance at beginning of year, as restated	**438,932,589**	439,595,270
Revaluation increment on disposed EPHI shares	**(143,698,753)**	–
Share in change of EPHI's revaluation increment	**(373,228)**	(662,700)
Balance at end of year	**294,860,608**	438,932,570
	₱866,657,249	₱1,282,535,904

Following is summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2004			2003		
	EPHI	**Penta Capital**	**Penta Holdings**	EPHI	Penta Capital	Penta Holdings
Revenues	**₱783,542**	**₱116,016**	**₱4,624**	₱727,667	₱89,514	₱774
Income before other income (expenses)	**353,257**	**35,396**	**3,874**	326,866	24,346	99
Net income	**262,727**	**25,511**	**5,064**	251,424	17,249	760
Total assets	**14,704,000**	**528,413**	**374,795**	14,281,860	531,596	368,814
Investments and advances	**2,290,979**	**173,421**	**246,302**	1,963,562	163,085	183,075
Property and equipment	**11,188,177**	**41,797**	**–**	11,051,843	42,676	–
Total liabilities	**3,959,949**	**60,923**	**1,161**	8,609,496	89,928	147,542

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In 2002, one of EPHI's subsidiaries adjusted the amortization period of its building improvements from 45 years to 25 years to correspond to the shorter of the lease term (as provided in the memorandum of agreement between EPHI and the subsidiary) and the estimated useful life. However, for consolidation reporting, EPHI adjusted the depreciation expense of such building improvements to conform to EPHI's policy of depreciating building and building improvements over 45 years because the building improvements will revert to EPHI upon expiry of the lease term. Accordingly, the net income in 2004, 2003 and 2002 as reflected in the consolidated financial statements of EPHI is higher compared to the net income for the years 2004, 2003 and 2002 as reflected in the parent company financial statements by approximately ₱73.7 million, ₱70.0 million and ₱58.8 million, respectively. Accordingly, the Company adjusted its accumulated equity in net earnings and the opening balance of retained earnings in 2003 to reflect the higher consolidated net income of EPHI in 2002. The Company's equity in the net earnings of EPHI in 2004 and 2003 is based on the consolidated net income of the associate.

In 2003, EPHI's associate adjusted its net income and retained earnings in view of its adoption of SFAS 38/IAS 38, Intangible Assets. EPHI's share in the decrease in the 2001 beginning balance of retained earnings of its associate amounted to ₱17.2 million. The Company's share in EPHI's adjustment to retained earnings amounted to ₱1.5 million.

The carrying value of the Company's investment exceeded its equity in the net assets of EPHI by ₱128.1 million as of December 31, 2004.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital information from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2004, 2003 and 2002, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱2.2 million and ₱8.3 million, net of possible collection, in 2004 and 2003, respectively;

b. Nonrecognition of provision for probable losses on long outstanding due from customers of ₱7.5 million and the related deferred income tax asset of ₱2.4 million in 2002, by Intra-Invest Securities, Inc. (IISI), PentaCapital's subsidiary (PentaCapital owned 63.7% of IISI shares in 2002);

c Nonrecognition of provision for probable losses on other receivables of ₱19.1 million, ₱22.9 million and ₱6.1 million in 2004, 2003 and 2002, respectively;

d. Nonrecognition of provision for decline in value of investments in shares of stock amounting to ₱5.2 million in 2003 and 2002;

e. Nonrecognition of impairment loss on the recorded goodwill of ₱11.6 million arising from the investment in IISI in 2002;

f. Nonrecognition of a portion of the revenue arising from syndication, consultancy and professional services amounting to ₱2.5 million in 2004, ₱5.9 million in 2003 and US$0.404 million or its equivalent of ₱21.5 million in 2002;

g. Direct charge to retained earnings of the reversal of allowance for probable losses amounting to ₱2.5 million, net of the related deferred income tax asset of ₱1.2 million, in 2002;

h. Nonrecognition of impairment loss on the investment in Sherwood Hills Development Corporation of ₱5.3 million and ₱2.5 million in 2004 and 2003, respectively; and,

i. Nonrecognition of provision for probable losses of ₱4.8 million in 2004.

The net effect of the above qualifications would have decreased PentaCapital's net income by ₱22.9 million in 2004, ₱37.0 million in 2003 and ₱7.0 million in 2002 had PentaCapital followed accounting principles generally accepted in the Philippines. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. Accordingly, the adjustments on the qualifications mentioned above have been included in the financial statements of PentaCapital. The adjustment increased the Company's net loss by ₱9.2 million in 2004, ₱14.8 million in 2003 and ₱2.8 million in 2002.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of prior years.

Penta Holdings
Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consists mainly of interest income from short-term investments.

Other Investments
In 2002, the Company directly charged to the "Unrealized losses on decline in market value of investments" account, under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to ₱10.1 million. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted for on a retroactive basis and decreased the "Unrealized losses on decline in market value of investments" account and retained earnings by ₱10.1 million.

Undistributed Earnings of Associates
The undistributed earnings of associates included in the Company's retained earnings amounting to ₱97.6 million in 2004, ₱148.0 million in 2003 and ₱130.7 million in 2002, based on their financial statements, are not currently available for distribution as dividends unless declared by the associates.

8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes capitalized interest costs amounting to ₱9.5 million in 2004 and ₱13.7 million in 2003.

Foreign exchange differences capitalized to deferred oil exploration amounted to ₱0.4 million in 2002. Such foreign exchange differences relate to the Company's loans payable (see Note 10) and were fully amortized in 2004.

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company has no direct participating interest in GSEC 75 as of December 31, 2003. In 2004, the Company provided for probable losses on the deferred oil exploration and development costs related to GSEC 75 amounting to ₱37.5 million.

9. Other Noncurrent Assets

	2004	2003
Accrued interest receivables (see Note 15)	₱ **52,513,505**	₱ 46,300,381
Accounts with partners (see Note 5)	**16,713,202**	14,390,186
Dividends receivable	**2,250,000**	2,250,000
Deposits	**783,177**	783,177
Others	**3,773,622**	419,866
	76,033,506	64,143,610
Less allowance for doubtful accounts (see Note 15)	**3,678,279**	3,678,279
	₱ **72,355,227**	₱ 60,465,331

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share on the dividends declared by Penta Holdings.

10. Loans Payable

	2004	2003
Loans obtained from local banks:		
Rizal Commercial Banking Corporation (RCBC)	₱ **29,946,286**	₱ 29,531,252
Bank of the Philippine Islands (BPI)	**28,000,000**	28,542,500
United Coconut Planters Bank (UCPB) (see Note 12)	–	67,093,753
Development Bank of the Philippines (DBP)	–	64,799,147
	57,946,286	189,966,652
Loans obtained from an associate:		
PentaCapital	–	68,379,508
	₱ **57,946,286**	₱ 258,346,160

Loans obtained from local banks
The Company is continuously negotiating with RCBC for the restructuring of its loans.

On December 29, 2004, BPI approved the reinstatement of the Company's ₱28 million loan into two (2) new short term loans of ₱18 million and ₱10 million. The reinstated loans have terms of 360 days, bears interest at prevailing market rate, are secured by existing participation in the mortgage trust indenture on the Company's four condominium units and existing pledge on 43,646,000 EPHI shares and pledge on subsequent/future stock dividends on these shares, and were used to pay-off the Company's existing loans with BPI.

Principal repayments on these loans follow:

- ₱100,000 monthly payment on the ₱18 million loan on the first to third months, ₱8.0 million on the 4th month, ₱200,000 monthly payments on the 5th to 11th months and balloon payment upon maturity.
- ₱100,000 monthly payments on the ₱10 million loan on the first to third months, ₱4.8 million on the 4th month, ₱150,000 monthly payments on the 5th to 11th months and balloon payment upon maturity.

Due to the continuing difficulty of the Company to settle its liability to DBP, the pledged shares on the loans were sold by public auction by DBP on January 23, 2004. Total liabilities extinguished by the disposal of the EPHI shares amounted to ₱82.6 million (inclusive of interests and penalties). The said disposal resulted to a loss of ₱229.6 million in 2004.

Interest on the bank loans is computed on prevailing bank rates, ranging from 11% to 18% in 2003.

Loans obtained from PentaCapital have an interest rate of 15.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans. In 2003, a total of ₱12.9 million unpaid interests on these loans were converted to new loans. The 2003 loan balance of ₱68.4 million was fully paid in 2004 by a related company. As a result, the Company became indebted to the related company (see Note 15).

11. Trade and Other Payables

	2004	2003
Trade (see Note 5)	₱ 65,870,666	₱ 64,722,299
Accrued interest and penalty (see Notes 10, 12 and 15)	24,446,245	43,203,488
Accounts with partners (see Note 5)	12,266,458	11,987,548
Others	6,330,492	5,854,106
	₱ 108,913,861	₱ 125,767,441

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced for the Company, net of cash payments.

12. Long-term Debt

	2004	2003
UCPB	₱ 78,322,578	₱ –
Metropolitan Bank and Trust Co. (MBTC)	59,987,965	59,987,965
PentaCapital (see Note 15)	20,000,000	–
	158,310,543	59,987,965
Current portion of long-term debt	123,813,325	59,987,965
	₱ 34,497,218	₱ –

The outstanding principal and accrued interest on the UCPB loans (see Notes 10 and 11) were restructured effective November 15, 2004 into 2 new term loans of ₱67.1 million and ₱11.2 million. The restructured loans are payable over a period of 1 year and 8 months with monthly principal and interest payments of ₱1.0 million, a bullet payment of ₱39.0 million on the 5th month and the balance of ₱30.07 million payable upon maturity. The loans are secured by a deed of pledge over various shares of stock owned by the Company and the joint and solidary obligation of the Company's president for collateral shortfall.

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by certain properties of a related company.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan. In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing on the principal loan balance. Accordingly, the whole amount of the loan was classified as current.

In December 2004, the Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85 million which was subsequently reduced to ₱50 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2004, the Company had drawn ₱20.0 million from this facility.

13. Capital Stock

	Number of Shares	Amount
Class A	930,000,000	₱ 930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,086 shareholders in 2004 and 11,189 shareholders in 2003.

The details and changes in the Company's issued and subscribed shares follows:

	2004		2003	
	Number of Shares	**Amount**	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	**882,927,891**	**₱ 882,927,891**	882,929,995	₱ 882,929,995
Less adjustments on fractional shares	–	–	2,104	2,104
Balance at end of year	**882,927,891**	**882,927,891**	882,927,891	882,927,891
Common Class B	**599,138,951**	**599,138,951**	599,138,951	599,138,951
	1,482,066,842	**₱1,482,066,842**	1,482,066,842	₱1,482,066,842

	2004		2003	
	Number of Shares	**Amount**	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	**35,639,812**	**₱35,639,812**	35,644,134	₱35,644,134
Less adjustments on fractional shares	–	–	4,322	4,322
Balance at end of year	**35,639,812**	**35,639,812**	35,639,812	35,639,812
Common Class B	**17,237,362**	**17,237,362**	17,237,362	17,237,362
	52,877,174	**₱52,877,174**	52,877,174	₱52,877,174

The Company sold 120,566,796 treasury shares in February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.

14. Loss Per Share

	2004	2003	2002
Net loss	**₱ 283,218,466**	₱ 38,331,331	₱ 21,315,265
Weighted average number of shares	**1,534,944,016**	1,534,947,229	1,475,208,711
Loss per share	**₱ 0.18451**	₱ 0.02497	₱ 0.01445

15. Related Party Disclosures

The Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱7.4 million in 2004, ₱8.9 million in 2003 and ₱10.7 million in 2002. Interest expense related to loans from an associate amounted to ₱14.6 million in 2004, ₱10.1 million in 2003 and ₱9.7 million in 2002.

a. Amounts due from related parties are summarized as follows:

	Advances to Related Companies		Accrued Interest Receivables	
	2004	2003	**2004**	2003
UPMC	**₱25,695,101**	₱24,822,840	**₱22,263,986**	₱18,758,176
VIMC	**23,814,412**	23,814,411	**13,771,621**	9,331,799
Fil-Energy Corporation	**14,251,893**	14,251,893	**16,477,898**	14,532,127
Ocean Composite Yacht, Inc. (OCYI)	**4,500,000**	4,531,429	**2,955,344**	2,955,344
Pacific Rim Export Holdings, Corp. (Primex)	**1,114,118**	1,114,118	**722,935**	722,935
Minoro Mining Corporation	**1,031,278**	1,031,278	–	–
Alakor Corporation (Alakor)	–	3,695,731	–	–
Others	**39,981**	324,142	–	–
	70,446,783	73,585,842	**56,191,784**	46,300,381
Less allowance for doubtful accounts	**5,614,118**	5,614,118	**3,678,279**	3,678,279
	₱64,832,665	₱67,971,724	**₱52,513,505**	₱42,622,102

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company fully provided for its total receivables from OCYI and Primex in 2002.

b. Amounts due to related companies are summarized as follows:

	Loans Payable/Long-term Debt		Advances from Related Companies	
	2004	2003	**2004**	2003
PentaCapital	**₱20,000,000**	₱68,379,508	**₱46,655**	₱50,309
National Bookstore, Inc.	–	–	**32,221,956**	26,221,956
Alakor Corporation	–	–	**43,199**	3,738,930
APHC	–	–	**2,315,221**	2,275,906
UPMC	–	–	–	126,340
Euronote Profits Ltd.	–	–	**75,695,843**	–
Shareholders and others	–	–	**4,054,250**	4,054,250
	₱20,000,000	₱68,379,508	**₱114,377,124**	₱36,467,691

Loans and advances from related companies are non-interest bearing.

16. Share in Costs and Operating Expenses

	2003	2003	2002
Petroleum operations (see Note 2)	**₱ 25,839,824**	₱ 24,760,294	₱ 23,972,361
Depletion (see Note 6)	**1,639,111**	1,459,434	2,253,647
Personnel (see Note 18)	**555,707**	481,438	461,039
	₱ 28,034,642	₱ 26,701,166	₱ 26,687,047

17. General and Administrative Expenses

	2004	2003	2002
Personnel (see Note 18)	**₱ 6,043,868**	₱ 5,103,567	₱ 6,557,359
Depreciation (see Note 6)	**1,874,957**	2,087,121	2,151,154
Dues and subscriptions	**1,566,132**	1,810,406	1,533,750
Utilities	**1,549,514**	1,562,242	1,616,992
Outside services	**478,840**	782,911	686,351
Taxes and licenses	**423,262**	277,393	938,134
Repairs and maintenance	**340,675**	296,709	598,463
Transportation and travel	**310,324**	287,048	235,918
Insurance	**169,621**	180,226	203,432
Supplies	**122,264**	161,510	132,866
Entertainment, amusement and recreation	**60,072**	71,450	85,388
Advertising	**57,480**	34,745	46,766
Provision for doubtful accounts	–	–	9,292,397
Others	**1,180,276**	902,325	829,174
	₱ 14,177,285	₱ 13,557,653	₱ 24,908,144

18. Personnel Expenses

		2004		2003		2002
Salaries and wages	₱	**5,120,929**	₱	3,926,994	₱	5,217,460
Employees' benefits		**1,193,080**		1,387,988		1,547,922
Social expenses		**285,565**		270,023		253,016
	₱	**6,599,574**	₱	5,585,005	₱	7,018,398

19. Income Taxes

The provision for income tax consists of:

		2004		2003		2002
MCIT	₱	**400,649**	₱	95,870	₱	311,371
Final taxes on interest income		**1,417**		1,655		20,983
	₱	**402,066**	₱	97,525	₱	332,354

A reconciliation of income tax expense applicable to loss before income tax at the statutory income tax rate to the provision for income tax follows:

		2004		2003		2002
Income tax at statutory rate	(₱	**90,501,248)**	(₱	12,234,818)	(₱	6,714,531)
Add (deduct) tax effects of:						
Loss on disposal of EPHI shares (see Note 7)		**73,481,508**		–		–
Expired net operating loss carryover (NOLCO) and MCIT		**15,442,433**		7,972,191		10,168,408
Unrecognized deferred tax assets		**5,321,695**		10,999,645		4,008,788
Equity in net earnings of associates		**(2,536,501)**		(6,758,549)		(10,119,247)
Dividend income not subject to income tax		**(171,413)**		(118,649)		(985,024)
Nondeductible provision for decline in value of other investments		–		–		3,233,775
Others		**(634,408)**		237,705		740,185
	₱	**402,066**	₱	97,525	₱	332,354

Deferred tax assets on the following items have not been recognized as management believes that it is more likely that these will not be recovered through future operations:

		2004		2003
NOLCO	₱	**38,122,536**	₱	44,733,849
Provision for probable losses		**12,009,167**		–
Allowance for doubtful accounts		**2,973,567**		2,973,567
MCIT		**807,890**		884,049
	₱	**53,913,160**	₱	48,591,465

As of December 31, 2004, NOLCO and MCIT that can be claimed as deductions from future taxable income or used as deduction against future income tax liabilities, respectively, follows:

Year Incurred	Expiry date	NOLCO	MCIT
2002	2005	₱ 34,038,306	₱311,371
2003	2006	58,987,394	95,870
2004	2007	26,107,225	400,649
		₱119,132,925	₱807,890

The movements in NOLCO and MCIT follow:

NOLCO		2004		2003
Beginning balance	₱	**139,793,277**	₱	103,914,284
Additions		**26,107,225**		58,987,394
Expirations		**(46,767,577)**		(23,108,401)
Ending balance	₱	**119,132,925**	₱	139,793,277

MCIT		2004		2003
Beginning balance	₱	**884,049**	₱	1,365,682
Additions		**400,649**		95,870
Expirations		**(476,808)**		(577,503)
Ending balance	₱	**807,890**	₱	884,049

20. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $64,059 million (₱3.6 million) in 2005.

21. Supplemental Information on Statements of Cash Flows

Noncash investing and financing activities in 2004 follow:

a. Settlement of DBP loans and interest of ₱64,799,147 and ₱17,757,326, respectively, from the proceeds of the disposal of EPHI shares with a carrying value of ₱274,695,105 and noncurrent marketable securities with a cost of ₱37,491,082 (see Notes 7 and 10);

b. Restructuring of interest on UCPB loans as principal of ₱11,228,825;

c. Payment of the PentaCapital Loan and interest by a related party of ₱68,379,508 and ₱1,221,792, respectively; and,

d. Offsetting of accounts with related parties of ₱3,821,470.

Board of Directors

ALFREDO C. RAMOS
Chairman

NICASIO I. ALCANTARA
Director

GERARD H. BRIMO
Director

WALTER W. BROWN
Director

MAXIMO G. LICAUCO III
Director

TEODORO L. LOCSIN, JR.
Director

HONORIO A. POBLADOR III
Director

PRESENTACION S. RAMOS
Director

AUGUSTO B. SUNICO
Director

Officers

ALFREDO C. RAMOS
President

AUGUSTO B. SUNICO*
Executive Vice President & Treasurer

FRANCISCO A. NAVARRO**
Vice President – Exploration

REYNALDO E. NAZAREA***
Vice President – Finance & Administration

ADRIAN S. ARIAS
Corporate Secretary

* *Retired as Executive Vice President & Treasurer on April 30, 2005*
** *Appointed Executive Vice President on May 1, 2005*
*** *Appointed Treasurer on May 1, 2005*

Corporate Directory

INDEPENDENT PUBLIC ACCOUNTANTS
SyCip Gorres Velayo & Co

TRANSFER AGENT
Fidelity Stock Transfers, Inc.

CORPORATE OFFICES
Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City 1550
P.O. Box 12501, Ortigas Center Post Office
Pasig City, Philippines
Phone Nos. (632) 631-8151 to 52
631-1801 to 05
Fax: (632) 631-8080 • (632) 631-5310
Email Address: phldrll@pldtdsl.net
Website: http://www.info.com.ph/-phldrll

BANKERS
Bank of the Philippine Islands
Citibank – N.A.
Rizal Commercial Banking Corporation
Metropolitan Bank & Trust Company
Unionbank of the Philippines
United Coconut Planters Bank